STATEMENT OF INVESTMENTS

Dreyfus Premier GNMA Fund
March 31, 2007 (Unaudited)

Bonds and Notes--102.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed--102.5%		
Government National Mortgage Association I:		
6.00%	2,300,000 a	2,330,176
5.00%, 5/15/33 - 8/15/35	8,854,338	8,630,373
5.50%, 6/15/20 - 5/15/35	20,451,547	20,390,942
6.00%, 10/15/19 - 3/15/37	10,780,187	10,945,242
6.50%, 10/15/08 - 5/15/28	1,017,299	1,038,561
7.50%, 2/15/22 - 12/15/23	519,391	542,061
8.00%, 4/15/08 - 12/15/22	526,108	555,077
8.50%, 2/15/17 - 11/15/22	259,291	278,192
9.00%, 11/15/19 - 12/15/22	223,876	241,604
9.50%, 7/15/18 - 1/15/25	189,615	208,128
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	830,603	801,556
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	429,892	422,539
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	894,396	876,454
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	548,507	535,667
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,195,504	1,174,639
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	416,882	410,007
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	2,445,203	2,408,915
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	368,932	362,930
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	430,789	424,775
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	500,000	492,700
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,126,456	1,110,288
Government National Mortgage Association II:		
5.00%, 9/20/33 - 7/20/35	7,342,737	7,124,474
5.38%, 4/20/30 - 6/20/32	1,020,614 b	1,032,257
5.50%, 7/20/30 - 9/20/35	10,798,968 b	10,739,847
6.00%, 6/20/35 - 6/20/36	8,089,224	8,189,481
6.50%, 5/20/31 - 7/20/36	4,194,812	4,302,656
7.00%, 1/20/30 - 4/20/32	1,589,120	1,657,152
7.50%, 9/20/30	12,391	12,892
9.00%, 7/20/25	135,096	145,990
		87,385,575
U.S. Treasury Bonds--.3%		
4.50%, 2/15/36	250,000 c	**235,782**
Total Bonds and Notes		
(cost $88,558,230)		**87,621,357**

Short-Term Investment--.2%

U.S. Treasury Bill

4.97%, 6/7/07

(cost $173,380) | 175,000 [d] | **173,429**

Other Investment--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $53,000)	53,000 [e]	**53,000**

Total Investments (cost $88,784,610)	**103.1%**	**87,847,786**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(2,651,431)**
Net Assets	**100.0%**	**85,196,355**

a   Purchased on a forward commitment basis.

b   Variable rate security--interest rate subject to periodic change.

c   Purchased on a delayed delivery basis.

d   All or partially held by a broker as collateral for open financial futures positions.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	147	15,552,142	June 2007	50,321
Financial Futures Short				
U.S. Treasury 10 Year Notes	84	(9,082,500)	June 2007	36,280
				86,601